Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Ault Alliance, Inc. (f/k/a BitNile Holdings, Inc.) on Form S-8, (File No. 333-233681 and File No. 333-259087) and Form S-3 (File No. 333-250980, File No. 333-260618 and File No 333-262350) of our report(1) dated April 17, 2023, which includes an explanatory paragraph stating that the financial statements of a wholly owned subsidiary was audited by other auditors, whose report has been furnished to us and includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Ault Alliance, Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report is included in this Annual Report on Form 10-K of Ault Alliance, Inc. for the year ended December 31, 2022.

/s/ Marcum llp

Marcum llp

New York, NY

April 17, 2023